March 2, 2020

Antonio Pietri
President and Chief Executive Officer
Aspen Technology Inc.
20 Crosby Drive
Bedford, MA 01730

       Re: Aspen Technology Inc.
           Form 10-K for Fiscal Year Ended June 30, 2019
           Filed September 10, 2019
           File No. 001-34630

Dear Mr. Pietri:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2019

Note 3. Revenue from Contracts with Customers
Contract Balances, page F-18

1.     Please describe in your future contract balances policy disclosure:
         when and how you recognize a contract asset;
         the significant payment terms of your contracts in accordance with ASC 606-10-50-
           12(b);
         your policy for the timely recognition and measurement of an impairment of a contract asset in accordance with Topic 310; and how the timing of satisfaction of performance obligations relates to the timing of
           payment and the effect on the contract asset and liability balances in accordance with
           ASC 606-10-50-9.
       As part of your response, provide us a draft of your anticipated disclosure.
 Antonio Pietri
Aspen Technology Inc.
March 2, 2020
Page 2
Note 19. Quarterly Financial Data (Unaudited)
Restatement of the Fiscal 2019 Unaudited Quarterly Financial Statements, page
F-38

2. Please explain to us the facts and circumstances concerning your correction of the errors in your prior period financial statements. As part of your response, please include:
           a detailed description of the nature of the errors, especially in regard to your application of accounting guidance to contract asset balances;
           the basis for your conclusion that there was an error in your adoption of ASC 606 and not, in fact, an impairment loss that should have been reported in your income statement;
           an explanation of why the errors in the balance sheet amounts, such as the overstatement of contract assets and accounts receivable, do not result in a corresponding income statement error such as an overstatement of prior period revenue;
           your analysis of the materiality of the errors; and an explanation of how you applied the restatement guidance when accounting for the
             correction of an error, in particular, why you decided not to amend previously issued financial statements. Please refer to ASC 250-10-45 and Staff Accounting Bulletins
             No. 99 and No. 108.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.



FirstName LastNameAntonio Pietri                             Sincerely,
Comapany NameAspen Technology Inc.
                                                             Division of
Corporation Finance
March 2, 2020 Page 2                                         Office of
Technology
FirstName LastName